UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

THUNDER ENERGIES CORPORATION
(Exact Name of Registrant as specified in its charter)

Florida Corporation, EST, April 21, 2011	45-1967797
(State or jurisdiction of Incorporation or organization	(I.R.S Employer Identification No.)

1100 Peachtree Street NE, Suite 200, Atlanta, Georgia	30309
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code 786-855-6190

Name and address of agent for service of process:

Eric Collins, CEO, 8570, Stirling Rd., Hollywood, FL 33024
Ricardo Haynes, President, Thunder Energies, Corp., 1100 Peachtree Street NE, Suite 200, Atlanta, GA 30309
With copies to: Donald R. Keer, Esq., 3663 Greenwood Circle, Chalfont, PA 18914

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [_] NO [X]

Registrant is a Closed End, Non-Diversified, Management Company. The Company has not designated investment advisor at this time.

The Board of Directors consists of the following individualts:

Eric Collins, CEO, 8570, Stirling Rd., Hollywood, FL 33024
Ricardo Haynes, President, Thunder Energies, Corp., 1100 Peachtree Street NE, Suite 200, Atlanta, GA 30309

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The Registrant is not currently issuing any securities but it is listed on OTC Markets exchange as OTC:TNRG.

The current total value of Registrant’s assets is $5,710,818.

The Registrant does not intend to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

The Registrant has filed a Form 10-Q on November 14, 2023 for the Period Ending September 30, 2023. (https://www.sec.gov/Archives/edgar/data/1524872/000168316823008113/0001683168-23-008113-index.html)

SIGNATURES

1.	Form of signature if registrant is an investment company having a board of directors:

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Atlanta in the state of Georgia on the 18th day of December, 2023

		Signature	/s/ Ricardo Haynes
Thunder Energies Corporation

		BY	Ricardo Haynes, President, Director

Attest:	/s/ Donald R. Keer, Esq.
Donald R. Keer, Esq.
Corporate Counsel

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